On the letterhead of Soutex Inc.

SOUTEX INC.
Mineral and Metallurgical Processing Consultants
357 Jackson, Quebec,
Quebec, Canada
G1N 4C4

Phone:  1-418-871-2455

www.soutex.ca

To the Board of Directors of Rubicon Minerals Corporation (the “Company”)

I, Pierre Roy, on behalf of Soutex Inc., hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2013 of the amended and restated technical report titled, “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” prepared by SRK Consulting (Canada) Inc. dated effective June 25, 2013 and filed on SEDAR on February 28, 2014 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2013, dated March 26, 2014.

We also consent to the incorporation by reference of the above report into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

Dated as of this 26th day of March, 2014

Original signed by:

SOUTEX INC.
By:

/s/ “Pierre Roy”
__________________
Pierre Roy, P.Eng
Senior Metallurgist, Mineral Processing Specialist